Exhibit 99.1

Texxon Holding Limited Announces Full Exercise of Underwriters’ Over-Allotment Option

Shanghai, China, Oct. 28, 2025 -- Texxon Holding Limited (Nasdaq: NPT) (the “Company” or “Texxon”), a leading provider of supply chain management services in the plastics and chemical industries in East China, today announced that the underwriters of its initial public offering (“Offering”) have exercised in full their option to purchase an additional 285,000 ordinary shares at a public offering price of $5.00 per share to cover over-allotments. Gross proceeds of the Company’s initial public offering, including the exercise of the over-allotment, totaled $10,925,000, before deducting underwriting discounts and other related expenses. The ordinary shares began trading on the Nasdaq Capital Market on October 22, 2025 under the ticker symbol “NPT.”

The Offering was conducted on a firm commitment basis. D. Boral Capital LLC acted as the sole book-running manager for the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) (File Number: 333-281530) and was declared effective by the SEC on September 30, 2025. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from D. Boral Capital LLC, by email at info@dboralcapital.com, or standard mail at 590 Madison Avenue, 39th Floor, New York, NY 10022, or by calling +1 (212) 970-5150. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Texxon Holding Limited

Texxon Holding Limited is a leading provider of supply chain management services in the plastics and chemical industries in East China. Through its technology-enabled platform, the Company provides a full spectrum of services to Chinese SME customers, including procurement, shipping and logistics, payments and fulfillment services. It aspires to build the largest one-stop plastic and chemical raw material supply chain management platform in China, to streamline the complex and labor-intensive raw material procurement process and enhance convenience, cost-effectiveness, and efficiency for customers. Texxon has built a highly scalable distributed software architecture for continuous improvement, and an effective User Experience Design (UED) process to improve the customer experience. In addition, with over a decade of experience, the Company has amassed substantial transaction data, including supplier and customer information, price trends, category-specific price indexes and market demand volume, to analyze price trends and market demands and make informed decisions. For more information, please visit the Company’s website: ir.npt-cn.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Texxon Holding Limited
Investor Relations Department
Email: ir@totrade.cn

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com